UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dyadic International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26745T101

(CUSIP Number)

Douglas Rappaport, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York  10020

(212) 335-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26745T101

1	Names of Reporting Persons David M. Knott

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 936,928

	8	Shared Voting Power 0

	9	Sole Dispositive Power 936,928

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 936,928

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person IN

Item 1. Security and Issuer.

This statement amends the Schedule 13D dated February 12, 2008 and amended on April 23, 2008  (as amended, the “Amended Schedule 13D”) filed by The Pinnacle Fund, L.P.; Barry M. Kitt; and David M. Knott with respect to the common stock, par value $0.001 per share, of Dyadic International, Inc., a Delaware corporation (“Issuer”). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended  Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Amended Schedule 13D.

1.  ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 5. Interest in Securities of the Issuer

Between May 27, 2009 and July 17, 2009, David M. Knott, in his capacity as the managing member of Knott Partners Management, LLC, which is the general partner of Shoshone Partners, L.P., Knott Partners, L.P., Knott Partners Offshore Master Fund, L.P., and Mulsanne Partners, LP and as the sole shareholder, director and president of Dorset Management Corporation (collectively, the “Reporting Persons”), sold an aggregate of 127,422 shares of the Issuer’s common stock.  As a result of these transactions, the Reporting Persons beneficially own less than 5 percent of the common stock of the Issuer and the Reporting Persons will not file any additional filings with respect to their ownership in the common stock of the Issuer unless and until such time as the Reporting Persons become the beneficial owner of more than 5 percent of the common stock of the Issuer and are required to file reports pursuant to Rule 13d-1.

1.  ITEM 6 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

One June 17, 2009, the Reporting Persons notified the Participating Stockholders party to the Voting Agreement, dated October 31, 2007, that the Reporting Persons were terminating their rights and obligations under the Voting Agreement, effective 30 days from the date of such notice.  As a result of such notice, as of July 17, 2009, the Reporting Persons are no longer part of a “group” within the meaning of Rule 13d-1 and will not file any additional filings with respect to their ownership in the common stock of the Issuer unless and until such time as the Reporting Persons are required to file reports pursuant to Rule 13d-1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2009
DAVID M. KNOTT
/s/ David M. Knott